FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2011

Commission File Number: 001-13406

Provida Pension Fund Administrator
(Translation of registrant’s name into English)

Avenida Pedro de Valdivia 100
Santiago, Chile
011-562-697-0040
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Provida Pension Fund Administrator

TABLE OF CONTENTS

Item

1.	Information submitted to the Santiago Stock Exchange, Regulatory Agencies, Customers and General Public on July 13, 2011

For immediate release

Contacts:

María Paz Yañez Macías
Planning & Control Manager
Phone: (56-2) 351-1483
E-mail: myanezm@bbvaprovida.cl

Rodrigo Peña Socías
General Counsel
Phone: (56-2) 351-1187
E-mail: rpena@bbvaprovida.cl

Santiago, Chile – July 14, 2011 – AFP PROVIDA (NYSE: PVD) reports information submitted to the Santiago Stock Exchange, Regulatory Agencies, Customers and General Public.

AFP Provida, regarding the consultation made by the Santiago Stock Exchange on July 13th 2011, in relation to the fall experienced by the price of Provida’s shares, has informed that the Company is not aware of any objective records that might support such performance.

Additionally AFP Provida has stated that the sole records correspond to certain ill-intentioned rumors that have been circulating in the market, which are expressly denied in the document attached to this report.

This information was submitted to the media, to the market and to the Regulatory Agencies in Chile

1

AFP PROVIDA INFORMS ITS AFILIATES AND GENERAL PUBLIC

In response to the unfounded rumours that have been circulating in certain mass media and social networks questioning the management of AFP Provida with regard to investments made in financial instruments issued by Empresas La Polar S.A., we are obligated to inform the following:

1.  AFP Provida manages its affiliates’ pension funds under strict norms of conduct that ensure the transparency and independence of its decisions, in the best interest of its affiliates and in strict compliance with prevailing regulation, and under the surveillance of the Superintendence of Pensions.

2.  AFP Provida holds a diversified investment portfolio in different financial instruments both in Chile and abroad, based on autonomous decisions, its own analyses and under the highest standards of the local capital market.

3.  In this context, AFP Provida invests in financial assets issued by Chilean and foreign companies with efficient diversification and subject to the rules and limits that regulate investments.

4.  Hence, AFP Provida has regularly held investments in Empresas La Polar S.A. which, to May 31, represented 0.48% of total funds under administration, a similar percentage held on average by all AFPs. The decision to invest in this company was based on our own independent analyses, supported by information that is publicly available which includes reviews by external auditors, risk raters and market analysts.

5.  Empresas La Polar S.A. was subjected to illegitimate business practices which are now under investigation. In order to protect the interests of our affiliates, we were the first AFP to start criminal actions against those responsible of these acts. Furthermore, we requested the Superintendence of Securities and Insurance and the Superintendence of Banks and Financial Institutions to initiate investigations that serve to determine and administratively penalize those responsible.

6.  AFP Provida shall pursue legal accountability of all those who, based on false information, spread rumours that may cast a doubt on the strict principles of action that this Administration maintains in deciding its investments and managing its pension funds.

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Provida Pension Fund Administrator

Date:	July 14, 2011	By:	/s/ Juan Sepúlveda
			Name:	Juan Sepúlveda
			Title:	Accounting Manager of Administradora de Fondos de Pensiones Provida S.A.

Date:	July 14, 2011	By:	/s/ María Paz Yañez
			Name:	María Paz Yañez
			Title:	Planning and Control Manager of Administradora de Fondos de Pensiones Provida S.A.